Transamerica Asset Management 1801 California St, Suite 5200
Denver, CO 80202

June 4, 2021

VIA EDGAR CORRESPONDENCE

Mr. Jason Fox

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (File Nos. 033-02659; 811-04556) (the “Registrant”, and each series thereof a “Fund” and together, the “Funds”)

Comments Pursuant to Review of the Registrant’s Financial Statements for Fiscal Years Ended October 31, 2020 and December 31, 2020, each filed on Form N-CSR (each a “Filing” and together, the “Filings”)

Dear Mr. Fox:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Filings, which were submitted via EDGAR to the Securities and Exchange Commission (the “Staff” or “Commission”) on January 4, 2021 (SEC Accession No. 0001193125-21-000542) and March 8, 2021 (SEC Accession No. 0001193125-21-073320). The Staff’s comments were conveyed to the Registrant by telephone on May 11, 2021.

Below are the Staff’s comments on the Filings and the Registrant’s responses thereto.

1.

Comment: With respect to the tax reclaims amount reported on the Statements of Asset and Liabilities for Transamerica International Equity, please provide the country or countries that the tax reclaims pertain to, as well as an explanation of the Fund’s process for monitoring the tax reclaims.

Response: The Registrant notes that the tax reclaim amounts reported on the Statement of Asset and Liabilities for Transamerica International Equity pertain to the following countries: Belgium, Denmark, France, Germany, Great Britain, Ireland, Italy, Japan and Switzerland. The Fund’s custodian, State Street Bank and Trust Company, assists with the submission and processing of treaty-based reclaims, which assistance includes providing required documentation and managing the process through its automated proprietary Tax Reclaim System (“TRS”). TRS tracks the progress of all tax reclaim filings, monitors filed receivables, and provides reconciliations between the custody and accounting systems to ensure the accuracy of reclaim accruals. Transamerica Asset Management, Inc., the Fund’s investment manager, oversees and monitors the tax reclaim process, including the review of regular reporting from the Fund’s custodian.

2.

Comment: With respect to Transamerica Floating Rate, please confirm whether any of the loans reported on the Fund’s Schedule of Investments are covenant lite loans. Additionally, with respect to any covenant lite loans in which the Fund invests, please confirm that the relevant risk disclosure is included in the Fund’s prospectus.

Response: The Registrant confirms that certain of the loans reported on Transamerica Floating Rate’s Schedule of Investments are covenant lite loans and further confirms that the “Floating Rate Loans” risk included in the “More on Risks of Investing in the Funds” section of the Fund’s prospectus contains relevant risk disclosure.

3.

Comment: The Staff notes that Transamerica Stock Index reports interest income in the Fund’s Statement of Operations allocated from the S&P 500 Index Master Portfolio (“Master Portfolio”). Additionally, the Staff notes that the Master Portfolio does not report interest income on its Statement of Operations. Please explain the reasoning for reporting interest income allocated from the Master Portfolio on the Fund’s Statement of Operations and the source for the interest income.

Response: The Registrant notes that the interest income reported on Transamerica Stock Index’s Statement of Operations is interest income earned and allocated to the Fund from the Master Portfolio’s investment in short-term money market sweep vehicles. It is noted that the Master Portfolio reports such short-term income from investment in money market sweep vehicles as dividends within its financial statements. The Registrant further notes that, in future financial statements, the Fund’s presentation of these amounts will follow the presentation of the Master Portfolio. It is also noted that the subject amounts were immaterial within the Fund’s December 31, 2020 financial statements.

Please call the undersigned at (720) 529-6916 with any questions.

Very truly yours,

/s/ Vincent J. Toner
Vincent J. Toner
Vice President, Treasurer and Principal
Financial Officer
Transamerica Funds